Exhibit 99.1

Fang Holdings Limited Announces Settlement Deeds with Convertible Notes Holders

BEIJING, September 28, 2021 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it has entered into settlement deeds (the “Settlement Deeds”) with China Index Holdings Limited (“CIH”) and the Company’s convertible notes holders, namely (1) Safari Group CB Holdings Limited, (2) IDG Ultimate Global Limited, (3) Quartz Fortune Limited, (4) Velda Power Limited, and (5) Fountain II Limited, in relation to the convertible notes issued by the Company in 2015 (the “Convertible Notes”), on (1) June 25, 2021, (2) August 20, 2021, (3) August 20, 2021, (4) August 20, 2021, and (5) September 22, 2021, respectively.

On November 13, 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands against the Company by certain shareholders. As a result of the winding-up petition and pursuant to the terms of the Convertible Notes, the outstanding principal of, and accrued and unpaid interest on the Convertible Notes, which were originally due in 2022, became due and payable on December 13, 2020. CIH is liable for the payment obligations under the Convertible Notes pursuant to the guarantee provided by CIH to the Convertible Notes holders in connection with the CIH’s separation from Fang on June 11, 2019.

Pursuant to the Settlement Deeds, the Company and CIH will each bear half and together repay the Convertible Notes holders 50% of the outstanding principal under the Convertible Notes and accrued interest on September 30, 2021 and the remaining 50% and accrued interest on December 31, 2021, in full and final settlement of the Company’s indebtedness under the Convertible Notes. Accordingly, the Company will repay a total of US$84,313,094 to the Convertible Notes holders by December 31, 2021.

Separately, the Company entered into a supplemental agreement with CIH on September 24, 2021, pursuant to which the Company has agreed to repay CIH the US$84,313,094 borne by CIH under the Settlement Deeds by December 31, 2023.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the pending winding-up petition against Fang and any related matters, and Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, Fang’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com